Skadden, Arps, Slate, Meagher & Flom
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August 5, 2025

VIA EDGAR

Ms. Jan Woo

Mr. Mitchell Austin

Mr. Robert Littlepage

Ms. Anastasia Kaluzienski

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605) Registration Statement on Form F-1 (File No. 333-287877)

Dear Ms. Woo, Mr. Austin, Mr. Littlepage, and Ms. Kaluzienski:

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 4, 2025, on the Company’s Amendment No. 2 to registration statement on Form F-1 filed on July 31, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 5, 2025

Concurrently with the submission of this letter, the Company is filing herewith an Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”), including the revised Exhibit 5.1.

The Company plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about August 7, 2025. The Company, together with the underwriter, plan to file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Amendment No. 2 to Registration Statement on Form F-1

Exhibit Index, page II-3

1.	Please file a revised legal opinion that includes the specific number of securities being registered, consistent with the prospectus cover page and filing fee table.

The Staff’s comment is duly noted. The Company has filed a revised legal opinion that includes the specific number of securities being registered as Exhibit 5.1 of the Revised Registration Statement.

*     *     *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Jinhong Deng, Chief Executive Officer and Chairman of the Board of Directors, Yimutian Inc.

Shijie Chen, Chief Financial Officer, Yimutian Inc.

Dan Ouyang, Esq., Partner, Baker McKenzie LLP